Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Mountain Province Diamonds Announces Successful Conclusion of 2008 Tuzo
     Bulk Sampling Program

     Shares Issued and Outstanding: 59,860,881
     TSX: MPV
     AMEX: MDM

     TORONTO and NEW YORK, March 19 /CNW/ - Mountain Province Diamonds Inc
(TSX: MPV, AMEX: MDM) today reported that the 2008 Tuzo bulk sampling program has concluded successfully ahead of schedule.
     This bulk sampling program was designed to recover approx. 1,500 tonnes of kimberlite from the Tuzo kimberlite pipe using two 24 inch large-diameter drill rigs. A total of nine holes were drilled, with four holes to depths of
101 meters, three holes to depths of 126.5 meters and two holes to depths of approx. 300 meters.
     Processing of the drill core at De Beers' Grand Prairie facility commenced on February 23, 2008 and is expected to be completed by May, 2008.
The concentrated kimberlite will then be processed to recover macro diamonds which, together with the approx. 600 carats recovered from prior years'
exploration, should provide a sufficiently large sample (approx. 2,000 carats)
to enable the Joint Venture to do accurate diamond revenue modeling for the
Tuzo kimberlite.

     Located in Canada's Northwest Territories, Gahcho Kue is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at
1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently in the permitting and advanced exploration stage of development.
     Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

     Qualified Person
     This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

     Forward-Looking Statements
     This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

     %CIK: 0001004530

     /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
     (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 10:50e 30-JUN-08